

June 12, 2014

<u>Via E-mail</u>
Matias I. Gaivironsky
Chief Financial Officer
Alto Palermo S.A. (APSA)
Moreno 877 22nd Floor
Buenos Aires, Argentina

> **Re: Alto Palermo S.A. (APSA)**
> **Form 20-F**
> **Filed on October 31, 2013**
> **File No. 000-30982**
>
> **Alto Palermo S.A. (APSA)**
> **Form 20-F**
> **Filed on October 26, 2012**
> **File No. 000-30982**

Dear Mr. Gaivironsky:

We have reviewed your response letter dated April 30, 2014 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended June 30, 2013

1) Within your next response, please provide to us the management representations requested at the end of our March 28, 2014 letter on the registrant's letterhead and signed by a representative of the registrant.

2) We note your correspondence dated October 18, 2013 and February 3, 2014 and your responses to comments 2 and 7 in your correspondence dated April 30, 2014. We continue to evaluate your responses.

Item 5. Operating and Financial Review and Prospects, page 33

3) We note that the company uses exchange rates published by the Argentina Central Bank to covert its operations conducted in currencies other than its functional currency to Argentina Pesos for financial statement presentation purposes. In future filings, please disclose summarized financial information for these operations including the exchange rates used. Additionally, as a parallel market exchange rate exists in Argentina, please disclose the impact to the company's operations if the parallel rates were used as opposed to the official rate for the periods presented. Please provide us with an example of your proposed disclosures.

Notes to Consolidated Financial Statements, page F-9

4. Acquisitions and disposals, page F-78

Acquisition of interest in joint venture, page F-78

4) We note your response to our prior comment 8. Please revise your disclosure in future filings to clarify that the Ps. 6.1 million was recognized as an asset within Trade and other receivables and not as a credit.

16. Financial instruments by category, page F-123

5) We note your response to our prior comment 12. Please provide your analysis to support your conclusion that TGLT shares were traded with sufficient frequency and in a sufficient quantity for price information to be available at June 30, 2013 and 2011 but not at June 30, 2012.

17. Trade and other receivables, page F-128

6) We note your response to our prior comment 13. Please tell us what account you credit when you receive these post-dated checks and debit trade and other receivables.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3295 if you have any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant